UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Skillz Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83067L 109

(CUSIP Number)

Wildcat Capital Management, LLC Attention: Brian Rosenblatt General Counsel, Chief Operating Officer and Chief Compliance Officer 888 Seventh Avenue New York, NY 10106 (212) 468-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Wildcat Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 21,832,022
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 21,832,022
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,832,022
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%*
(14)	TYPE OF REPORTING PERSON IA

*     The calculation is based on 291,706,860 shares of Class A Common Stock (as defined herein) issued and outstanding as of December 16, 2020 as reported in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on December 21, 2020 (the “Closing 8-K”).

(1)	NAME OF REPORTING PERSONS Bonderman Family Limited Partnership
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐; (b) ☐;
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐;
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 21,832,022
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 21,832,022
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,832,022
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐;
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%*
(14)	TYPE OF REPORTING PERSON PN

*     The calculation is based on 291,706,860 shares of Class A Common Stock (as defined herein) issued and outstanding as of December 16, 2020 as reported in the Closing 8-K.

(1)	NAME OF REPORTING PERSONS Leonard A. Potter
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 21,832,022
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 21,832,022
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,832,022
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%*
(14)	TYPE OF REPORTING PERSON IN

*     The calculation is based on 291,706,860 shares of Class A Common Stock (as defined herein) issued and outstanding as of December 16, 2020 as reported in the Closing 8-K.

This Amendment No. 2 (this “Amendment”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on December 28, 2020, as amended and supplemented by Amendment No. 1 filed on December 31, 2020 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), and is filed by the Reporting Persons with respect to the Class A Common Stock of the Issuer. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented by adding the following immediately following the third paragraph of Item 4 of the Original Schedule 13D:

As previously disclosed, in connection with the Merger Agreement the Earnout Escrow Agreement was entered into by and among the Issuer, Eagle Equity Partners II LLC, Andrew Paradise in his capacity as the representative of the stockholders of Old Skillz, and Continental Stock Transfer & Trust Company, as escrow agent, under which 398,982 Earnout Shares would be released to the Reporting Persons if certain earnout conditions described in the Merger Agreement were satisfied. Those conditions have been satisfied and the Earnout Shares were released to the Reporting Persons on March 5, 2021.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. The responses set forth on rows 7 through 13 of the cover pages of this Statement are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of March 5, 2021.

(a) Each of the Reporting Persons may be deemed to beneficially own an aggregate of 21,832,022 shares of Class A Common Stock, which constitutes approximately 7.5% of the outstanding shares of Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act (based on 291,706,860 shares of Class A Common Stock outstanding as of December 16, 2020, as set forth in the Closing 8-K). The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Issuer beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities and except to the extent of such Reporting Person’s pecuniary interest therein.

(b) The number of shares of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

(c) Except as set forth herein, the Reporting Persons have not, and to the knowledge of the Reporting Persons, without independent verification, no person named in Item 2 hereof has, effected any transactions in securities of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any securities covered by this Statement.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1.	Merger Agreement, dated as of September 1, 2020, by and among Flying Eagle Acquisition Corp., FEAC Merger Sub Inc., Skillz Inc. and Andrew Paradise, solely in his capacity as representative of the stockholders of Skillz Inc. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Skillz Inc. with the Securities and Exchange Commission on December 21, 2020).

2.	Eighth Amended and Restated Investors’ Rights Agreement, dated as of September 1, 2020, by and among Flying Eagle Acquisition Corp., Skillz Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Skillz Inc. with the Securities and Exchange Commission on December 21, 2020).

3.	Joint Filing Agreement, by and among Leonard A. Potter, Wildcat Capital Management, LLC and Bonderman Family Limited Partnership, dated as of December 28, 2020 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons on December 28, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2021

LEONARD A. POTTER

By:	/s/ Leonard A. Potter
Name: Leonard A. Potter

WILDCAT CAPITAL MANAGEMENT, LLC

By:	/s/ Leonard A. Potter
Name: Leonard A. Potter
Title: President

BONDERMAN FAMILY LIMITED PARTNERSHIP By: Bond Management GP, LLC, its general partner

By:	/s/ Sherri Conn
Name: Sherri Conn
Title: Vice President